Exercise of Warrants

1. Accumulated number of shares issued upon exercise of warrants: 3,332,581 shares

• Number of total outstanding shares: 232,736,009 shares

• Ratio to the number of total outstanding shares: 1.43%

2. Details of exercise

(Unit: KRW, shares)

			Exercise price of	Number of shares
Date of exercise	Type of bond		warrants	issued	Date of listing
	Series No.	Type

		Overseas bond with
Sep. 6, 2006	18	warrants	5,917	502,399	Sep. 15, 2006

		Overseas bond with
Sep. 15, 2006	18	warrants	5,917	66,986	Sep. 26, 2006

		Overseas bond with
Jan. 3, 2007	18	warrants	5,917	229,987	Jan. 12, 2007

		Overseas bond with
Jan. 8, 2007	18	warrants	5,917	260,131	Jan. 18, 2007

		Overseas bond with
Jan. 16, 2007	18	warrants	5,917	451,042	Jan. 26, 2007

		Overseas bond with
Jan. 18, 2007	18	warrants	5,917	286,926	Jan. 26, 2007

		Overseas bond with
Jan. 19, 2007	18	warrants	5,917	1,535,110	Jan. 26, 2007

3. The number of exercisable shares: 16,746 shares